EXCLUSIVE LICENSE/ROYALTY AGREEMENT

THIS LICENSE AGREEMENT (the "Agreement") is made and is effective as of the last date of signature hereto (the "Effective Date") by and between **Innovative Climatic Technologies Corporation** a Nevada C Corp having a principal address of **13835 N. Tatum Blvd #9-419 Phoenix, AZ 85032** ("LICENSEE"), and Mohamed Salem and Michael Sullivan, ("LICENSOR"), individuals with their principal address at 5143 W. Menlo Ave, Fresno, CA 93722.

WHEREAS, Licensor represents and covenants that they are the sole owner of the entire right, title and interest in and to U.S. Patent Docket No. 47388.00.0001 and generally characterized as a Thermostat Control System ("TCS") called the **Zozo Thermostat** hereafter called PRODUCT);

WHEREAS, Licensee desires to retain an exclusive license right to make, sell and use products derived within the scope of PRODUCT;

WHEREAS, In consideration of the mutual promises and understandings hereinafter set forth, the parties intending to be legally bound do hereby agree as follows:

(1) LICENSOR grants to LICENSEE an exclusive license, which is subject to the Provisions of Article (5) and Article (6) (iv) of this Agreement, the exclusive rights to manufacture, import, use and sell PRODUCT world wide.

(2) LICENSEE shall keep true and accurate books of account showing: the (i) quantity of licensed PRODUCT that is manufactured and the quantity sold, including, if applicable, the quantity manufactured and quantity sold by sublicenses during the term of this Agreement; (ii) the selling price per item thereof for the quantities sold and a total dollar amount per item; and other data necessary for an accurate determination of the payments called for herein. Upon 30 days written notice by **LICENSOR**, LICENSEE shall make its books of account relating to PRODUCT made, manufactured or sold available to **LICENSOR** during regular business hours at its principal place of business or at the offices of its appointed representative to the extent necessary to permit verification of such reports.

LICENSEE shall produce and provide to the **LICENSOR** a Royalty Report providing (i) Sales information including item numbers, dates, invoice numbers, quantity, selling price per item and total dollar amount of sales per item and due date for payment to LICENSEE; and (ii) The Royalty Report shall be furnished to the **LICENSOR** on a monthly basis throughout the term of this Agreement and any extensions thereto, or until the LICENSEE no longer sells any PRODUCT pursuant to this Agreement, whichever period is longer.

(4a) On or before the 15th of each month throughout the term of this Agreement and any extensions thereto, or until the LICENSEE no longer sells any PRODUCT pursuant to this Agreement, whichever period is longer, the LICENSEE shall pay to the **LICENSOR** a royalty of four ***(4%)*** of Licensee's gross sales price for all products the LICENSEE has sold and been paid for that were derived from PRODUCT in the preceding month. Of the 4% royalty, 50% (2% royalty) is paid to Mohamed Salem and the other 50% (2% royalty) is paid to Michael Sullivan. Gross sales price as used in this Agreement means Licensee's gross invoice price for PRODUCT, less any allowances for defective or returned PRODUCT and, if applicable, shipping costs for return of defective or returned PRODUCT and deductions, such as volume rebates, cash disbursements for sales promotions, etc.

(4b) LICENSOR shall receive five million (5,000,000) shares of common stock in Innovative Climatic Technologies Corporation as part of this agreement. Of the 5,000,000 shares, Mohamed Salem shall receive 2,500,000 and Michael Sullivan shall receive 2,500,000.

(5) This exclusive license is in effect for five (5) years from the effective date. A minimum royalty of $5,000 must be achieved in the first five years to maintain the exclusive license. If this is not achieved, the LICENSEE may within (60) days after the end of this five-year term pay LICENSOR such sum as is required to bring the total payment up to $5,000. If the minimum royalty is met, by either sales or payment, then the Agreement shall automatically renew for successive one (1) year period unless terminated pursuant to this Agreement.

(6) In the event LICENSEE does not commence to manufacture, distribute and sell the PRODUCT within thirty-six (36) months after the execution of this Agreement, LICENSOR shall have the option of canceling this Agreement. Following written notice by LICENSOR of such default, LICENSEE shall have thirty (30) days after receipt of the notice to cure this default. If this default is not cured, LICENSEE agrees not to continue with the development of the PRODUCT.

(7) (i) **LICENSOR** and LICENSEE agree that either party shall notify the other within ten business days upon discovery of a potentially infringing product that is being manufactured, sold, or otherwise disclosed by a third party.

(ii) LICENSOR and LICENSEE agree to litigate on an equal basis so that both the LICENSOR and LICENSEE are responsible to pay for one-half of the legal costs and litigation expenses and receive one-half of any recovery.

(iii) LICENSOR and LICENSEE have the right to refuse to participate in the litigation referenced in Article (6) (ii), provided this refusal is tendered in writing to the participating party. It shall not be deemed a breach of this Agreement or any statutory or common-law duty to refuse to participate in said litigation. The non-participating party agrees to provide all cooperation necessary to permit the other party to enforce rights, including but not limited to signing any necessary documents, providing any information necessary to ascertain certain damage and making any appearance personally or by their legal representation if so ordered by a court of competent jurisdiction or as reasonably necessary to aid in the prosecution of the case or to protect the

interests of the non-participating party, provided the participating party pays all reasonable costs and expenses incurred by the non-participating party, including, but not limited to, reasonable attorney's fees incurred in such actions The nonparticipating party waives any claim to a recovery awarded to the participating party in such infringement proceedings.

(iv) LICENSOR and LICENSEE further acknowledge that if LICENSEE desires non-participation in any infringement action, LICENSOR has the right to settle an infringement action by granting to the infringing party a Non-Exclusive LICENSEE carved-out of the Exclusive License.

(8) LICENSEE shall have the right to terminate this Agreement by giving 90 days written notice prior to the end of any calendar year by way of registered or certified mailing to LICENSOR This Agreement shall also be subject to termination if the LICENSEE files for bankruptcy, pursuant to and in accordance with the terms of the United States Bankruptcy Code.

(9) In the event LICENSEE is in material default with respect to compliance with any of the conditions or obligations of this Agreement, **LICENSOR** shall have the right, after sixty (60) days written notice of such default to LICENSEE pursuant to this Agreement, to terminate this Agreement forthwith, unless prior thereto, LICENSEE shall have remedied such default in a commercially reasonable manner and provided written confirmation of the cure to **LICENSOR**

(10) Upon termination of this Agreement by either party the LICENSEE shall have the right to complete any PRODUCTS already in the process of being manufactured and to sell those PRODUCTS in its normal course of business, provided that all others terms of this Agreement, including, but not limited to, the payment of royalties and production of Royalty Reports, shall be followed.

(11) LICENSEE shall not grant any sublicenses in respect to the rights granted to it unless prior written consent is obtained by LICENSOR. Any sublicense granted would be subject to all covenants, terms and conditions of this Agreement.

(12) This Agreement shall be interpreted in accordance with the laws of the *State of California*.

(13) All product derivatives of PRODUCT shall be included in the terms of this Agreement.

14) All notices under this Agreement shall be sent via certified mail as follows:

If to LICENSOR:
5143 W. Menlo Ave
Fresno, CA 93722

If to LICENSEE:
Innovative Climatic Technologies Corporation
13835 N. Tatum Blvd #9-419
Phoenix, AZ 85032

(15) LICENSOR shall not contact or solicit in any way the customers, buyers, representatives or other agents of LICENSEE during the term of this Agreement or for a period of *two years* after expiration of the Agreement except as expressly authorized by the LICENSEE and only in the specific context of that express authorization. Any breach of this provision shall entitle the LICENSEE to seek injunctive relief in any court of equity in the State of Illinois.

(16) In the event of any controversy, claim or dispute between the parties arising out of or relating to this Agreement or the breach of this Agreement, the "prevailing party", as that term is construed by California law, shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for attorney's fees and related costs, which shall be determined by the court in that litigation or in a separate action brought for that purpose.

(17) **LICENSOR** makes no warranties, express or implied, including, without limitation, any implied warranties of merchantability and/or fitness for a particular purpose, concerning the product.

(18) This Agreement shall be binding on and more to the benefit of the parties and their heirs, personal representatives, successors and or assigns, except as otherwise provided.

(19) This Agreement contains the entire agreement between the parties. Any prior agreements, promises, negotiations or representations not expressly set forth in this Agreement are of no force or effect. Any amendment to this Agreement shall be ineffective unless it is in writing and signed by both parties. If any term, provision, covenant or condition if the agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the rest of the agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(20) This Agreement may be signed by the parties in one or more counterparts which when taken together shall constitute one single agreement binding on all the parties and their heirs, executors and or assigns.

(21) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and facsimile signatures shall constitute and be deemed original signatures for the purposes of this Agreement.

IN WITNESS WHEREOF,

LICENSOR

Moe Salem

December 9, 2015

Date

Michael Sullivan

9/12/15

Date

LICENSEE

Innovative Climatic Technologies Corporation

CEO

Title

December 9, 2015

Date